GERDAU AMERISTEEL CORPORATION
ANNOUNCES SUCCESSFUL CLOSING OF $405 MILLION
SENIOR NOTE ISSUE AND $350 MILLION SENIOR
SECURED CREDIT FACILITY

TORONTO, ON, June 27, 2003 — Gerdau Ameristeel Corporation (TSX:GNA.TO) announced the closing of the private offering of its 10-3/8% Senior Unsecured Notes due 2011 at 98.001% of face amount and the initial draw-down under its new senior secured credit facility.

The net proceeds from the sale of the Senior Notes totaled approximately $389.5 million, before expenses, and cash proceeds from the initial draw down were approximately $142.5 million. As previously announced, the proceeds from the Senior Note offering and the initial draw-down under the new senior secured credit facility were used by Gerdau Ameristeel to repay indebtedness under its existing credit facilities.

The refinancing has significantly extended the Company’s debt maturities and provided a more permanent capital base. The offering of the Senior Notes was not registered under the U.S. Securities Act of 1933 and the Senior Notes may not be offered or sold in the United States absent such registration or an applicable exemption from registration requirements.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 26 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company’s products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO

This news release contains forward-looking information with respect to Gerdau Ameristeel’s operations. Actual results may differ from these forward-looking statements due to numerous factors, including global competition, steel imports, market supply and demand for steel, pricing of energy and raw material inputs and other matters. These and other factors are outlined in Gerdau Ameristeel’s regulatory filings with the Canadian securities regulatory authorities and the Securities and Exchange Commission, including those in Gerdau Ameristeel’s Annual Report for 2002 and its Form 40-F. All dollar amounts are in U.S. dollars unless otherwise specified.

For more information please contact:

Phillip E. Casey President & CEO Gerdau Ameristeel (813) 207-2225 pcasey@gerdauameristeel.com	Tom J. Landa Vice President and Chief Financial Officer Gerdau Ameristeel (813) 207-2300 tlanda@gerdauameristeel.com